March 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Andrew D. Mew

RE:                            Neiman Marcus, Inc.

Form 10-K for the Fiscal Year Ended July 30, 2011

Filed September 21, 2011

File No. 333-133184-12

Dear Mr. Mew:

On behalf of Neiman Marcus, Inc. (the “Company”), set forth below are responses to the comment letter dated February 29, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response below.

Form 10-K for the Fiscal Year Ended July 30, 2011

Note 1. Summary of Significant Accounting Policies, page F-9

Estimates and Critical Accounting Policies, page F-9

Merchandise Inventories and Cost of Goods Sold, page F-10

1.              We note your disclosure that “[w]e utilize the retail method of accounting…As we adjust the retail value of our inventories through the use of markdowns to reflect market conditions, our merchandise inventories are stated at the lower of cost or market.” In that regard, tell us and disclose the method by which amounts are removed from inventory such as average cost, LIFO or FIFO.  Refer to Rule 5-03(b) of Regulation S-X.  In addition, explain to us, and clarify in your disclosures, how you value your inventory at the lower of cost or market at reporting period end by applying retail markdown adjustments.

As we disclosed in our Form 10-K, we use the retail method of accounting to value our inventories.  In future filings, we will disclose that amounts are removed from inventory and charged to cost of goods sold at average cost.

Under the retail method of accounting, the carrying values of our inventories are reduced at the time that the marked retail values of our goods are lowered through the use of markdowns — i.e., reductions in the marked retail values of our inventories also result in reductions of the carrying values of our inventories.  The reductions in the cost basis of our inventories made through the application of the retail method of accounting allow us to maintain the normal profit margin to be realized upon the resale of our inventories.  Under the retail method of accounting, the reduction of the cost basis of inventories that occurs at the time the retail value of such goods is lowered through the use of markdowns is consistent with the lower of cost or market provisions of ASC 330-10-20 (ARB 43, Statement 6) that provide that “[m]arket shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin.”  In addition, the provisions of ASC 330-10-35-7 provide that “the retail inventory method, if adequate markdowns are currently taken, accomplishes the objectives [of lower of cost or market requirements].”  We believe the timely recognition of markdowns in our application of the retail method of accounting adjusts the cost basis of the marked down inventories to the lower of cost or market.

In addition, we believe we have policies and procedures in place whereby markdowns are recorded in the appropriate amounts on a timely basis.  As disclosed in Item 7, “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” we have made no material changes to our estimates of markdown requirements on inventories held as of the end of our fiscal years.  We confirm to the Staff we made no material adjustments with respect to our estimated markdown requirements at July 31, 2011.

Gift Cards, page F-14

2.              We note unredeemed gift cards increased approximately 25% from the prior year and have no stated expiration dates.  Please advise us of and disclose in future filings as applicable the following:

•                  Clarification as to when you recognize breakage income for gift cards not subject to escheatment;

•                  A description of the redemption patterns and when you determine that redemption is remote based on those patterns to support recognition;

•                  The percentage of gift cards sales recognized as breakage; and,

•                  The amounts of gift card breakage recognized for the periods presented including the income statement classification.

We record gift card breakage as a component of our reported revenues.  Our accounting policy provides for the reversal of unredeemed gift cards in the fiscal year subsequent to the fifth year anniversary from their issuance.  Below is a table that sets forth information with respect to gift card breakage for fiscal years 2009, 2010 and 2011:

(in thousands)	FY09	FY10	FY11
Gift card breakage, as recorded	$1,241	$1,320	$1,571

Gift card sales:
FY04	$54,465
FY05		$65,081
FY06			$77,574

Breakage as a percentage of applicable gift card sales	2.3%	2.0%	2.0%

We believe the fifth year anniversary from issuance represents the date at which 1) a reliable determination can be made that redemption of unused gift cards is remote and 2) the amounts escheatable in certain states are quantifiable.  Such conclusion is predicated on the following factors:

•                  Our gift cards have no stated expiration dates.

•                  A portion of our gift cards are subject to escheatment statutes in certain of the states in which we conduct our operations.  Escheatment requirements are typically triggered on the fifth year anniversary from issuance.

Due to the immateriality of gift card breakage to our consolidated financial statements, we have not deemed it necessary to disclose the amounts of gift card breakage or our accounting policy with respect to such breakage.  In the event that gift card breakage becomes material to the understanding and analysis of our consolidated financial statements, we will make expanded disclosures in our future filings.

Indefinite-Lived Intangible Assets and Goodwill, page F-11

3.              Please tell us what consideration was given to separately disclosing the amount of goodwill allocated to Neiman Marcus reporting unit and providing an enhanced discussion of the specifics regarding the degree of uncertainty associated with your key assumptions to the extent possible (e.g., the valuation model and profitability projections assume a modest recovery from a business downturn within a defined period of time).  In this regard, we note the estimated fair value of your Neiman Marcus reporting unit exceeded its net carrying value by approximately 6% while the estimated fair values of your Bergdorf Goodman and Direct Marketing reporting units exceed their net carrying values by over 20%.

In fiscal year 2009, we recorded impairment charges to reduce the carrying value of the goodwill allocated to our Neiman Marcus retail stores business unit.  No impairment charges related to the goodwill allocated to our Neiman Marcus retail stores reporting unit have been recorded since fiscal year 2009.  A summary of the goodwill allocated to our Neiman Marcus retail stores reporting unit is as follows:

(in thousands)
Goodwill originally allocated	$1,091,353
Adjustments related to the resolution of pre-acquisition tax contingencies	(9,730)
Impairment charges recorded in fiscal year 2009	(277,641)
Goodwill balance at July 31, 2011	$803,982

The fiscal year 2009 impairment charges related to the Neiman Marcus goodwill were the result of the significant deterioration of domestic and global capital markets and adverse economic conditions that began to be experienced in the first quarter of fiscal year 2009.  Such factors contributed to a significant decline in the comparable revenues in our Neiman Marcus stores as summarized below:

As economic conditions began to improve, our Neiman Marcus stores have generated positive comparable sales increases since the third quarter of fiscal year 2010.

In the fourth quarter of each year, we perform impairment testing with respect to the intangible assets allocated to our reporting units.  The results of the impairment testing performed in the fourth quarter of fiscal year 2011 with respect to the goodwill allocated to our Neiman Marcus stores reporting unit is summarized below:

(in thousands)
Estimated fair value of the Neiman Marcus stores reporting unit	$3,036,686
Less: net assets of the Neiman Marcus stores reporting unit (including goodwill)	2,858,190
Excess fair value	$178,496

The estimated fair value of the Neiman Marcus stores reporting unit was determined on the basis of the discounted cash flow (DCF) analysis performed by the Company with the assistance of third-party valuation consultants.  The primary input to the DCF model was the 5 year operating plan (fiscal years 2012 — 2016) for our Neiman Marcus stores prepared by the Company and presented to our Board of Directors in April 2011.  The 5 year operating plan was predicated on our view that the continued recovery from the economic downturn would span the projection period.

The more significant growth assumptions made in the 5 year operating plan for our Neiman Marcus retail stores were:

Annual comparable stores revenue growth	4.3% - 4.8%
Total revenue compounded growth rate (including new stores)	5.9%
EBITDA compounded growth rate	10.0%
Weighted average cost of capital used to discount expected future cash flows	9.5%

We viewed the assumptions used in the preparation of the 5 year operating plan as reasonable as:

1.               Revenues would grow at a moderate rate during the projection period.  Revenues were not projected to return to their pre-recession peak levels (fiscal years 2006 — 2008) until fiscal year 2015.

2.               EBITDA would also grow at a moderate rate during the projection period.  The terminal EBITDA rate in fiscal year 2016 remained below our comparable peak EBITDA rates achieved in fiscal years 2006 - 2008.

To the extent that the estimated fair value of our Neiman Marcus stores reporting unit is 1) not substantially in excess of the net carrying value in connection with our impairment testing at future measurement dates or 2) at risk of failing step 1 of the impairment test, we will expand our disclosures in future filings in order to provide an enhanced discussion related to factors relevant to an understanding of the degree of uncertainty associated with the assumptions made in the estimation of the fair value of our Neiman Marcus stores reporting unit.

*  *  *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (214) 757-2968.

Very truly yours,

NEIMAN MARCUS, INC.

By:	/s/ T. Dale Stapleton
T. Dale Stapleton
Senior Vice-President and Chief Accounting Officer

cc:	Securities and Exchange Commission
Donna DiSilvio

Neiman Marcus, Inc.:
Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton, LLP:
Robert P. Davis

Bryan Cave, LLP:
R. Randall Wang